

News Release – August 9, 2006

Drilling Update for Masara Gold Mine, Philippines

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: August 9, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

- *Drilling confirms historical information on Masara-Bonanza vein system*
- *New veins identified*
- *17,000 metres drilling completed*
- *Additional porphyry copper-gold mineralization identified*

Crew is pleased to provide an update on its core drilling and exploration program at the Masara Gold Mine in the Philippines. More than 17,000 meters new core drilling has been completed and is ongoing with eight drill rigs at site. The immediate focus of this program has been to upgrade the mineral resource and provide spatial and geotechnical information for underground development.

Drilling has concentrated on the Masara-Bonanza vein system, which offers the largest and most accessible vein system and has been selected for initial underground development. The system hosts multiple veins with more than 2,000 meters strike-length, of which only a small portion was mined historically. Over 25 drill holes have been completed in the northern half of the trend, confirming the historic data for this area and additionally, providing new information which will serve as the basis for defining new resources and mineable reserves.

A summary of the current drilling results is presented in Table 1 with detailed results of the Masara-Bonanza system presented in Table 2.

On the Masara-Bonanza system, drilling has outlined new vein segments over a strike-length of about 1,000 m and with about 200 m down-dip extension. This is presented in Figure 1. The lines shown in green colour are new vein segments, intercepted by the drilling, and projected from below to the 590 m level and where underground development has commenced.

The new segments are open both above and below the 590 level, as they are along strike towards the southeast. In aggregate, newly defined vein extent totals some 900 metres, thus indicating the presence of the mineralized vein structure over an area of nearly 200,000 sq. metres.

The average gold grade of Bonanza drill intercepts is 9 g/t (over 1.5 m average true width - uncut) while the corresponding results for Masara are about 4 g/t for slightly higher average vein width (Table 1). The average gold:silver ratio of 1:3 indicates considerable silver credits in the vein systems.

In the Don Fernando vein system several drill holes have intercepted substantial porphyry copper-gold mineralization. For example, DF-02 returned 18 m of 0.65% Cu and 0.56 g/t Au and DF-05 returned 68m at 0.65% Cu and 1.4 g/t Au (using a cut off 0.3% Cu), showing that porphyry copper-gold mineralization exists well beyond the historical limits. Systematic exploration for the porphyry-style mineralization has also commenced as has systematic geophysical surveying, including Induced Polarization (IP), electrical conductivity/resistivity and magnetometry.

Commenting on these results, Mr Jan Vestrum CEO stated: *"It is pleasing to see the confirmation of the historical resource data together with the discovery of additional veins in the Masara-Bonanza system and the expanded potential for porphyry copper-gold ore systems. These results further support the Company's decision taken in March this year to postpone production start up in order to significantly expand the production capacity of the operation. The Company is looking forward to commissioning the 500 tpd plant in September, together with the expanded plant in late calendar Q1, 2007. This expansion will provide total production capacity of approximately 2,900 tpd"*

Table 1. Summary of assay results from current drilling - all veins.

Vein name	Width	gold	silver	copper	intercepts
	m	g/t	g/t	pct	#
Masara	2.3	3.9	17.7	n/a	5
Bonanza	1.9	9.0	24.0	n/a	11
Maria Inez	1.1	3.2	63.3	0.59	4
Don Fernando	3.7	2.9	5.9	0.85	3
St. Benedict	3.9	7.8	3.4	n/a	1
New veins	2.0	9.0	29.4	n/a	12
All veins*	2.5	5.9	19.8	n/a	36

* Weighted average grade (by width * veins #)
  Maria Inez and Don Fernando veins have substantial copper credits.

Table 2 Drilling results of Masara-Bonanza System[2]
(assaying ongoing, data currently available for 19 holes)

Drill-hole ID and status				Assays		Vein
DDH_ID		From	To	Interval	Au	Ag	
Drill-hole		m	m	m	g/t	g/t	
BM-01		282.5	283.8	1.4	**12.5**	8.2	Bonanza
BM-02		57.4	61.4	4.0	2.6	12.4	Bonanza
BM-02	*incl.*	*57.4*	*58.4*	*1.0*	*5.7*	*23.6*	*Bonanza*
BM-02		93.4	94.7	1.3	4.6	21.9	New
BM-05		153.7	155.8	2.0	2.6	17.3	Bonanza
BM-05		160.8	161.9	1.2	2.6	17.2	Bonanza s.
BM-06		21.50	23.50	2.0	1.6	1.5	Masara
BM-06		136.6	137.8	1.2	1.4	10.8	New
BM-06		309.5	311.4	1.9	1.6	12.0	New
BM-06		323.4	327.4	4.0	1.2	8.1	New Cu
BM-08		115.1	116.1	1.0	3.2	5.9	Bonanza
BM-08		256.5	258.2	1.7	**16.8**	**61.9**	New- 1
BM-08		311.9	313.0	1.1	**40.2**	**53.4**	New-2
BM-08		316.1	317.4	1.3	5.6	18.2	New- Cu
BM-09		190.3	196.3	6.0	2.5	7.3	Bonanza
BM-09	*incl.*	*191.3*	*193.3*	*2.0*	*4.9*	*6.5*	*Bonanza*
BM-09		267.8	269.7	1.9	3.2	18.8	Masara
BM-09		272.7	273.7	1.0	5.0	n/a	New
BM-10		130.0	131.4	1.3	1.1	3.4	New
BM-10		177.8	181.0	3.2	1.3	7.2	Bonanza
BM-11		102.3	106.3	4.0	1.2	22.1	New
BM-11		240.6	245.1	4.5	**5.7**	**38.2**	Bonanza
BM-12		196.3	200.4	4.1	2.9	12.9	Masara
BM-12	*incl.*	*196.3*	*197.3*	*1.0*	***6.2***	***29.6***	*Masara*
BM-13		153.6	157.1	3.5	2.7	15.6	Bonanza
BM-14		227.5	228.5	1.0	2.0	12.1	Bonanza s.
BM-14		235.0	238.0	3.0	1.5	11.3	Bonanza
BM-14		268.1	274.2	6.1	2.7	17.8	Masara
BM-14	*incl.*	*270.2*	*272.2*	*2.0*	*5.2*	*38.5*	*Masara*
BM-15		123.6	125.6	2.0	1.6	5.9	New
BM-16		176.3	181.4	5.1	**7.5**	11.3	Bonanza
BM-16	*incl.*	*180.9*	*181.4*	*0.6*	***40.2***	*18.6*	*Bonanza*
BM-16		187.4	190.5	3.1	**11.1**	**56.7**	Bonanza s.
BM-17		258.5	264.5	6.0	1.6	10.2	New-1
BM-17		271.8	272.3	0.5	**28.6**	**146.5**	New-2
BM-17		285.6	287.6	2.0	2.6	16.5	Bonanza
BM-17	*incl.*	*285.6*	*286.6*	*1.0*	*3.8*	*24.3*	*Bonanza*
BM-18		143.4	144.7	1.3	4.0	n/a	New-2
BM-18		173.1	174.2	1.1	4.0	n/a	Bonanza
BM-18		205.4	207.4	2.0	4.0	n/a	Masara sp.
BM-18		213.1	217.7	4.6	3.5	n/a	Masara
BM-18	*incl.*	*213.1*	*214.6*	*1.5*	***8.3***	*n/a*	*Masara*
BM-19		133.5	143.0	10.0	3.8	20.9	Bonanza
BM-19	*incl.*	*134.5*	*136.5*	*2.0*	***16.3***	***95.1***	*Bonanza*

[2] The drilling results have been verified by Jon S Petersen, SVP for Crew Gold Corp. and Qualified Person pursuant to NI-43101. Samples are prepared and analyzed by fire assay using a 50 gram charge at the McPhar lab facility in Manila, Philippines in compliance with industry standards. Assay results are uncut.



Jan A Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.
